Correspondence

CHINA HOUSING & LAND DEVELOPMENT, INC.

6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

February 25, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Pamela Long

Re:	China Housing & Land Development, Inc. ("Company") Amendment No. 4 to Registration Statement on Form S-1 File: December 16, 2008 File No.: 333-149746

Dear Ms. Long:

Thank you for your comment letter on our above-captioned registration statement, dated January 14, 2009. We are writing you to provide responses to your comments in connection with our filing Amendment No. 5 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

Prospectus cover page

1.	Please state the date as of which the last reported sales price is given.

Response

               Please be advised that we have stated the date as of which the last reported sales price is given on the prospectus cover page.

Private Placement on May 9, 2007

2.	We note your disclosure that the company is obligated to file a registration statement for the shares placed in the May 9, 2007 offering and have it declared effective within 180 days of the closing date of that offering. Please update this disclosure to clarify whether this has taken place and to state that the current prospectus is not offering the shares issued in connection with the 2007 placement. Otherwise, the disclosure you have included in this section may be confusing to investors, suggesting that that the shares they are being offered are the 2007 shares.

Response

               Please be advised that we have added the following paragraph on page 4:

               The Company filed a registration statement to register the resale of shares of the common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants granted in the private placement on June 22, 2007, which was declared effective on July 5, 2007. The current prospectus is not offering the shares issued in connection with this private placement

Financing on January 28, 2008, page 4; About Our Recent Private Placement;
This Offering; page 5

3.	We note your response to prior comment 2 to our letter dated August 19, 2008, and comment 2 to our letter dated July 18, 2008. Please revise your disclosures under “Financing on January 28, 2008” on page 4 and “Our Recent Private Placement” and “This Offering” on page 5, and any other similar disclosures in your prospectus to clarify that only $9 million of the notes are convertible into shares of common stock. Currently, this information does not appear until page 17 of the prospectus. The disclosures on pages 4 and 5, absent this clarification, will be confusing to investors who are trying to understand the amount and source of the shares being registered for resale. Then clarify that, based on a conversion price of approximately $5.57 per share, the $9 million of notes would be convertible in to 1,617,152 shares, and that you are registering 125% of this amount (or 2,021,440 shares) for resale as required by the registration rights agreement.

Response

               Please be advised that we have added that only US$9 million of the Notes are convertible into shares of common stock under “Financing on January 28, 2008” on page 4, “Our Recent Private Placement” and “This Offering” on page 5, respectively. Under “This Offering” on page 5, we have added the following:

Of the US$20 million Convertible Note, Only US$9 million of the Notes are convertible into shares of common stock. Based on a conversion price of approximately $5.57 per share, the US$9 million of Notes would be convertible into 1,617,152 shares. The total number of the Warrants we issued in connection with the placement of the Convertible Notes is exercisable for 1,437,468 shares. We are registering 125% of both the conversion shares (or 2,021,440 shares) and the shares issuable upon the exercise of the Warrants (or 1,796,835 shares) for resale as required by the registration rights agreement.

               In addition, we have revised Section SENIOR CONVERTIBLE NOTES ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT on page 17 as the following:

The Notes with an aggregate principal amount of $20 million bear initial interest at 5% per annum of the RMB Notional Principal Amount, which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable quarter-annually in lawful money of the United States on each calendar quarter and on the Maturity Date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB Exchange Rate as of the applicable Interest Exchange Rate Determination Date, as set forth on the Notes. $9 million of the Notes are convertible into common stock and carry an initial conversion price of $5.57 per share, which can be increased if certain stock price thresholds are met. Additionally, forced conversion can also occur at the Company’s discretion if certain stock price thresholds are met. Based on a conversion price of approximately $5.57 per share, the US$9 million of Notes would be convertible into 1,617,152 shares. We are registering 125% of the conversion shares, or 2,021,440 shares, in this Registration Statement.

4.	Please clarify, as suggested by your response to comment 2 to our July 18 letter, that the total amount of the warrants you issued in connection with the placement of the $20 million of notes are exercisable for 1,437,467 shares, and that you are registering 125% of this amount (or 1,796,835 shares) for resale as required by the registration rights agreement. So that investors can better understand the private placement transaction, please explain the basis for issuing warrants for this number of shares. For example, does this number of shares correspond to some other term or aspect of the transaction such as the number of shares for which the notes would have been convertible at the time of closing of the private placement?

Response

               Please be advised that we have clarified under “This Offering” that the total amount of the warrants we issued in connection with the placement of the $20 million of notes is exercisable for 1,437,467 shares, and that we are registering 125% of this amount (or 1,796,835 shares) for resale as required by the registration rights agreement. This number of shares issuable upon the exercise of the Warrants was negotiated at arm’s length with our investors as a condition for their agreement to give us the financing we need. It did not correspond to other items of the transaction and the number of shares for which the notes would have been convertible at the time of closing.

5.	In response to prior comment 2 to our letter dated July 18, you state that you are not registering the resale of shares payable as interest, as interest on the notes will be payable in cash. Please amend disclosure in the second paragraph under “Financing on January 28, 2008” on page 4 which says that you are registering shares “issuable upon the . . . payment of interest accrued on the notes” since your July 28 response and the paragraph immediately preceding this one in the prospectus says that interest is payable in “lawful money of the United states.” Similar disclosure appears again in the second paragraph under “About our Recent Private Placement” on page 5 and should also be revised. Please review your prospectus and correct any other similar disclosures as well.

Response

               Please be advised that we have deleted “the payment of interest accrued on the Notes” from the second paragraph under “Financing on January 28, 2008” on page 4 and “About our Recent Private Placement” on page 5. We have corrected all other similar disclosures through the prospectus.

This Offering, page 5

6.	Notes (1) and (2) to the table in this section refer to “conversion shares issued in the private placement completed on January 28, 2008.” Similarly, counsel’s legality opinion filed as Exhibit 5.1 to the registration statement refers to the “prior issuance of 2,021,440” shares. This suggests that the shares were already issued, which is inconsistent with your disclosures that these shares underlie notes that have yet to be converted. If the shares have already been issued because the notes have already been converted, please explain this, giving the date and price at which the conversion took place. In addition, if the conversion has already taken place, you should not register more than the actual number of shares you issued, rather than 125% of the conversion amount, since any variability associated with the conversion mechanism would already have been eliminated.

If the conversion has already taken place, you should remove any excess shares from the registration statement and make conforming changes throughout the prospectus.

Response

Please be advised that the conversion of the shares in connection with the private placement on January 28, 2008 has not taken place yet. We have revised the note (1) and (2) as the following:

(1) Excludes the 2,021,440 conversion shares we are registering under this Registration Statement in connection with the private placement completed on January 28, 2008.

(2) Includes both the 2,021,440 conversion shares in connection with the private placement completed on January 28, 2008 and the 1,796,835 shares of common stock to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement. Of the US$20 million Convertible Note, Only US$9 million of the Notes are convertible into shares of common stock. Based on a conversion price of approximately $5.57 per share, the US$9 million of Notes would be convertible into 1,617,152 shares. The total number of the Warrants we issued in connection with the placement of the Convertible Notes is exercisable for 1,437,468 shares. We are registering 125% of both the conversion shares (or 2,021,440 shares) and the shares issuable upon the exercise of the Warrants (or 1,796,835 shares) for resale as required by the registration rights agreement.

In addition, our counsel has revised the legality opinion filed as Exhibit 5.1 to reflect the same fact.

Warrants, page 6

7.	In this section, you state that investors who hold warrants have the right to exercise them for 1,796,835 shares. We understand that the warrants are actually exercisable for 1,437,467 shares and that you have agreed to register 125% of this number, or 1,796,835 shares, in the registration rights agreement. Please clarify this in this section.

Response

               Please be advised that we have revised this section as the following:

Each investor who has been issued a Warrant is granted the right to purchase in the aggregate 1,437, 467 shares of our common stock. We have agreed to register 125% of this number, or 1,796,835 shares, according to the registration rights agreement. The Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of January 28, 2008 to and including February 28, 2013, at an exercise price of $6.07 per share. The exercise price was negotiated based on the price of the then current underlying common stock of the Company quoted on the OTC Bulletin Board.

               We have also made similar clarification to Section WARRANTS ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT on page 17.

Selling Stockholders, page 16

8.	To avoid confusion about what is being offered by this prospectus, please revise the column headings in this table to indicate that you are showing the number of offered shares underlying convertible notes and underlying warrants. Otherwise, it may appear that the selling shareholders are offering shares and warrants.

Response

               Please be advised that we have revised the column headings as “Offered Shares Underlying Convertible Notes” and “Offered Shares Underlying Warrants” respectively.

9.	Please ensure that you include all of the information that Item 507 requires with respect to selling stockholders, including the number of shares each holder beneficially owns prior to the offering, the amount to be offered and (if one percent or more) the percentage of shares to be owned by the security holder after completion of the offering. If the selling shareholders will own less than one percent after the offering, you may indicate this by footnote or other textual disclosure.

Response

               Please be advised that we have revised the table to include all information required.

Executive Compensation, page 31

10.	Your executive compensation section is somewhat disorganized and difficult to follow. Please note that the information in this section must be presented in accordance with plain English principles. Please ensure that you use adequate subheadings so that readers will understand what information is to follow. For example, you should include a title for the Compensation Discussion and Analysis subsection. Where you have made disclosures under a caption, ensure that you provide a new caption when the discussion changes topics. For example, your discussion of the 2007 Stock Incentive Plan appears under a subheading “Director Compensation”. However, according to the disclosures provided it appears that the plan coverage is not limited to directors and that this discussion should appear under its own specific subheading.

Response

               Please be advised that we have revised the compensation discussion to reflect clearer structure and facilitate easy reading. Among the revisions, we have added a title for the Compensation Discussion and Analysis subsection on page 31, and an independent title of “The Stock Incentive Plan” for the 2007 stock incentive plan discussion on page 35.

11.	Also in accordance with plain English principles, please make clear, through text and formatting, when you are providing a list of items. For example, on page 32, you have six paragraphs that we assume are meant to constitute a list of actions that the compensation committee undertakes. However, the disclosure preceding this list does not make this intention clear. Also, investors will better understand the nature of this disclosure and the disclosure that follows regarding guidelines for limiting compensation in severance agreements if you use a bullet point or other format that conveys this information as being presented as a list. Otherwise, it looks like you have included a number of incomplete sentences as paragraphs that appear to contain typographical errors.

Response

               Please be advised that we have corrected the lack of consistency on page 32 through text and formatting.

12.	Please ensure that you include all of the information about your compensation policies and decisions that affect named executive officers in the Compensation and Discussion Analysis. Some of this information appears intermittently throughout the entire Executive Compensation section. For example, disclosure following the summary compensation table refers, for the first time, to the “Company’s Guidelines for Performance Evaluation and Performance Assessment Rule”, the concept of “merit payment” and a monthly performance salary. None of these items appear to be discussed in the CD&A.

Response

               Please be advised that we have substantially revised our Executive Compensation section to include all of the information about our compensation policies and decisions that affect named executive officers and to more accurately describe our compensation elements. Among the revisions, we have defined the concepts of the “Company’s Guidelines for Performance Evaluation and Performance Assessment Rule” on page 31, and eliminate the reference to “monthly performance salary” and “merit payment.”

13.	In the CD&A you should discuss what items of corporate and individual performance are taken into account in determining the amount of compensation paid. In this regard, please see our comments below about disclosure of targets and the standard for confidential treatment.

Response

               Please be advised that we have discussed our performance targets and their confidential treatment on page 39 as follows:

We are not disclosing specific performance targets other than those already disclosed since they are all project-related and the disclosure of which will cause substantial competitive harm to the Company. Unlike producers of commodity products and related manufacturing operations, our target components are related to unique new land acquisition opportunities and particular land parcels’ development which are extremely sensitive and proprietary in real estate markets. They relate to confidential land or property acquisition opportunities. Such disclosures would provide our competitors with confidential business information to take advantage of such disclosed information to compete against or harm our operations to the irreparable detriment to our business and the interest of our shareholders.

If the Company were forced to disclose more detailed various components of the performance targets, it would compel the company to provide through such disclosure detailed confidential information on specific real estate development projects which are set each year by the management, human resources department and the compensation committee of the Company. Such targets are inspirational in nature and relate to the expected sustainable costs of acquisitions (bottom-line negotiation positions), planned sale price per unit and the targeted land acquisition locations and expected value and profit to be realized on those specific parcels, some of which have been acquired but under negotiation with various parties for sale, co-development or otherwise, others are confidential land acquisition or development targets unknown to our competitors or others. For example, if we were to disclose the locations and expected land acquisition strategies prematurely, our competitors would be given open opportunities to either interfere in the negotiations, usurp the development opportunities or simply damage our position by forcing up the acquisition costs for us. Large real estate development projects are extremely market sensitive as to the timing and the location, disclosure of such information would give our business secrets away and allow our competitors to take actions to undercut our business operation or even create situations in which we would be either crowded out the market or cornered in our strategy to the detriment of our and our shareholders’ interests.

In addition, if the Company were forced to provide detailed target components, the Company would be in essence providing very detailed market guidance without any reasonable support that it would be met as such targets are by nature inspirational for the executives.

The general performance target provided for 2007 relating to the restrictive stock grant plan was general in nature and was disclosed when the performance information in general was either already made available in or easily extracted from the company’s periodic financial reporting. The Company does not intend to prematurely disclose such data in the future as a matter of policy to avoid giving further guidance and incur the obligation to constantly update on progress or failure of specific bidding positions or development status on sensitive projects.

Such specific targets are difficult to achieve and depend on many factors that may or may not within the control of the management, such as market conditions, competitors’ positions and moves in the market as well as funding availability and costs.

14.	Some of the CD&A items that you do discuss are vague and should be revised to provide more explicit disclosure. For example, you state that increasing base salary increases target bonus opportunities and other items, but you do not explain why this is the case or what the company’s compensation policies are that lead to this relationship (see Item 402(b)(1)(v) and (vi)). Similarly, you state that “regarding most compensation matters” your management provides recommendations to the Compensation Committee. This does not fully explain the role of executive officers in determining executive compensation (see Item 402(b)(2)(xv)). You also state that bonuses can be paid in cash and/or incentive stock awards, but you do not describe your policies for allocating between cash and non-cash compensation (see Item 402(b)(2)(ii)).

Response

               Please be advised that we have revised the paragraph on page 31 as the following:

The key elements of compensation for the executive officers are a base salary and a bonus paid in cash and/or incentive stock award in shares of company’s common stock. The Company’s bonus has been mostly in cash. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus. The executive officers are also eligible for typical universal benefits and perquisites mandated by China’s law and regulations. Certain elements of compensation are related, meaning that the value of one element affects the value of another element. For example, increasing base salary increases target bonus opportunities. As target bonus is positively related to the base salary which indicates the level of responsibility and the corresponding bonus rewards when such responsibility is fulfilled satisfactorily, an increase in base salary may result in target bonus increase.

               Please be advised that we have revised the paragraph on page 32 as the following:

               Our Compensation Committee reviews and approves, or in some cases recommends for the approval of the full Board of Directors, the annual compensation for our Executive Officers. Typically, our human resource department recommends to the Compensation Committee of the Board of Directors compensation package proposals based on prevailing compensation standards in our industry, which in turn reviews and approves such proposals. Our Compensation Committee may consult with the executive officers to form consensus on such packages. Our executive officers may discuss any disagreements and needed amendment to such proposals with our Compensation Committee before such proposals are finalized and approved by the Compensation Committee and finally by the entire board. It is a transparent process initiated by the human resource department that makes such recommendation directly to the Compensation Committee. The Compensation Committee does not delegate any of its functions to others in setting compensation. Our Compensation Committee does not include any Executive Officers.

               Please be advised that we have revised the paragraph on page 31 as the following in response to your question regarding our policies for allocating between cash and non-cash compensation:

               The key elements of compensation for the executive officers are a base salary and a bonus paid in cash and/or incentive stock award in shares of company’s common stock. The Company’s bonus has been mostly in cash. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus.

15.	We note your supplemental disclosure that you do not engage in benchmarking compensation against other companies. Please make a clear statement to this effect where you discuss the companies that you compare and use as a reference.

Response

               Please be advised that we have added the sentence “[w]e do not engage in benchmarking compensation against other companies” on page 32 where we discuss the companies that we compare and use as a reference.

16.	We note your response to prior comment 7. We do not believe that you have adequately demonstrated that withholding the information regarding performance targets meets the standard for confidential treatment under the relevant case law, as you have not clearly demonstrated the nexus between disclosure and the potential for significant competitive damage to result. We also note that you have already disclosed a net profit target relating to restricted share grants. In view of this disclosure, it is unclear what significant competitive harmed you would be likely to suffer if the net profit target (applicable to Mr. Lu) that you refer to in your response and on page 34 of the prospectus were disclosed. Summary statements that disclosure will provide insights into the company’s views, without more, are not sufficient. Further, you can not treat information confidentially once it has already been disclosed. Therefore, we continue to believe that you should disclose all of the various performance targets that relate to Mr. Lu and any other named executive officer whose compensation is determined by them.

Alternatively, and bearing in mind that your response to us will be publicly disseminated as correspondence, please provide more information as to the specific facts and circumstances that, in the context of your industry and competitive environment, would enable a third party to extract specific information regarding your business or strategy that the party would be likely to use to cause you significant competitive harm. Address how you would be harmed if the revenue and net profit targets you refer to in your response to our comment were disclosed, particularly in view of the existing disclosure about net profit target for restricted share grants. If you are able to sufficiently demonstrate the likelihood of significant competitive harm, note that you must still discuss the level of difficulty you expect for achieving the targets. You have provided some of this information supplementally, but you would have to provide it in the prospectus disclosure as well if you omit target information. For further information, please see paragraph 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, as well as the report entitled “Staff Observations in the Review of Executive Compensation Disclosure”. These materials are available on our website at www.sec.gov.

Response

               Please be advised that we provide our discussion for the confidential treatment of the performance targets on page 39 as the following:

We are not disclosing specific performance targets other than those already disclosed since they are all project-related and the disclosure of which will cause substantial competitive harm to the Company. Unlike producers of commodity products and related manufacturing operations, our target components are related to unique new land acquisition opportunities and particular land parcels’ development which are extremely sensitive and proprietary in real estate markets. They relate to confidential land or property acquisition opportunities. Such disclosures would provide our competitors with confidential business information to take advantage of such disclosed information to compete against or harm our operations to the irreparable detriment to our business and the interest of our shareholders.

If the Company were forced to disclose more detailed various components of the performance targets, it would compel the company to provide through such disclosure detailed confidential information on specific real estate development projects which are set each year by the management, human resources department and the compensation committee of the Company. Such targets are inspirational in nature and relate to the expected sustainable costs of acquisitions (bottom-line negotiation positions), planned sale price per unit and the targeted land acquisition locations and expected value and profit to be realized on those specific parcels, some of which have been acquired but under negotiation with various parties for sale, co-development or otherwise, others are confidential land acquisition or development targets unknown to our competitors or others. For example, if we were to disclose the locations and expected land acquisition strategies prematurely, our competitors would be given open opportunities to either interfere in the negotiations, usurp the development opportunities or simply damage our position by forcing up the acquisition costs for us. Large real estate development projects are extremely market sensitive as to the timing and the location, disclosure of such information would give our business secrets away and allow our competitors to take actions to undercut our business operation or even create situations in which we would be either crowded out the market or cornered in our strategy to the detriment of our and our shareholders’ interests.

In addition, if the Company were forced to provide detailed target components, the Company would be in essence providing very detailed market guidance without any reasonable support that it would be met as such targets are by nature inspirational for the executives.

The general performance target provided for 2007 relating to the restrictive stock grant plan was general in nature and was disclosed when the performance information in general was either already made available in or easily extracted from the company’s periodic financial reporting. The Company does not intend to prematurely disclose such data in the future as a matter of policy to avoid giving further guidance and incur the obligation to constantly update on progress or failure of specific bidding positions or development status on sensitive projects.

Such specific targets are difficult to achieve and depend on many factors that may or may not within the control of the management, such as market conditions, competitors’ positions and moves in the market as well as funding availability and costs.

17.	Please update the Summary Compensation Table and all other information about executive compensation to reflect compensation for 2008.

Response

               Please be advised that we have updated the Summary Compensation Table and all other information about executive compensation to reflect compensation for 2008.

18.	Under “Grants of Restricted Stock Awards” on page 36, please provide a textual explanation of what the application of the formula is intended to achieve. We note that you have provided an illustrative example in response to our prior comment, however, the formula is very complex even with the illustration. More importantly, the purpose of including the items that go in to the formula and the policies that guide how you determine the numeric amounts of these items are not clear. For example, how does the company decide what percentage of individual performance assessment score is assigned to each officer? What is this percentage intended to reflect? What is the individual allotment coefficient and how is it different from the individual allotment coefficient for incentive candidates? Your discussion should focus on the material items that determine how grants of awards are made and what your objectives are in making these awards.

Response

               Please be advised that we have provided a textual explanation of what the application of the formula is intended to achieve on page 37 as the following:

               The application of the above formula intends to determine how much incentive common stock shares each eligible executive officer should be issued, if any, in any given year based on the coefficient representing this performance target vis-à-vis the total pool of eligible executive officers.

               In addition, we have also provided detailed explanation for each item in the formula and how we determine them starting on page 37.

               Please be advised that regarding your question “what is the individual allotment coefficient and how is it different from the individual allotment coefficient for incentive candidates,” we have explained the individual allotment coefficient on page 38. The “individual allotment coefficient” and the “individual allotment coefficient for incentive candidates” refer to the same thing.

19.	We note disclosure in the second paragraph under the “Executive Compensation” heading that refers to pension and savings plan benefits. However, you have not included any discussion of these plans, or any information that is responsive to Item 402(h) (regarding pension benefits) or 402(i) (non-qualified deferred compensation) of Regulation S-K. If you do not have a pension or deferred compensation plan, then please remove these references. Otherwise, please include all of the required information about them in your filing.

Response

               Please be advised that we have revised the second paragraph under the “Executive Compensation” heading as the following:

The key elements of compensation for the executive officers are a base salary and a bonus paid in cash and/or incentive stock award in shares of company’s common stock. The Company’s bonus has been mostly in cash. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus. The executive officers are also eligible for typical universal benefits and perquisites mandated by China’s law and regulations. Certain elements of compensation are related, meaning that the value of one element affects the value of another element. For example, increasing base salary increases target bonus opportunities. As target bonus is positively related to the base salary which indicates the level of responsibility and the corresponding bonus rewards when such responsibility is fulfilled satisfactorily, an increase in base salary may result in target bonus increase.

               We removed our reference to pension and savings plan benefits because they are benefits mandated by China’s law and regulations. It is not intended as part of the executive compensation and cannot be negotiated between parties.

Option Exercises and Stock Vested, page 38

20.	Please provide textual disclosure that explains what the second table under this heading is intended to depict. Among other things, please provide sufficient information so that investors will understand what the “mortgage for make-good provision payment of the stock purchase agreement” is.

Response

               Please be advised that we have added a textual disclosure above the table as the following:

               The table below sets forth information concerning all the performance-based compensation made to our executive officers in 2008 for their 2007 performance. The Dollar Value is based on the stock price of $3.99 per share on July 2, 2008, the grant date of the stock awards.

               Please be advised that we have explained the “mortgage for make-good provision payment of the stock purchase agreement” in detail on page 38.

MD&A

21.	Under “Liquidity Expectation,” please provide updated information as to the adequacy of sources of liquidity to meet cash requirements beyond the end of 2008. This information should be provided on both a short-term and a long-term basis. To the extent that you require funds from additional future financings in order to develop planned projects, please disclose this, including the amount of additional financing you expect to need.

Response

               Please be advised that we have added the following paragraphs on page 49 under “Liquidity Expectation.”

The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for the year 2009.

We intend to meet our liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future development, we intend to raise funds to develop our projects by obtaining mortgage financing from local banking institutions with which we have done business in the past. We believe that our relationships with these banks are in good standing and that our real estate will secure the loans needed. We believe that adequate cash flow will be available to fund our operations.

The majority of the company’s revenues and expenses were denominated primarily in renminbi (“RMB”), the currency of the People’s Republic of China. There is no assurance that exchange rates between the RMB and the U.S. dollar will remain stable. The company does not engage in currency hedging. Inflation has not had a material impact on the company’s business.

Legality opinion

22.	As discussed in a comment above, the opinion states that it covers 2,021,440 shares that have already been issued, as well as the shares that underlie the warrants. If this opinion is in error, please have counsel correct and refile a new opinion.

Response

               Please be advised that a new legal opinion has been filed as Exhibit 5.1.

Closing Comment Response

               The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               We hope that these responses would be helpful in your review of our registration statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 5 to the registration statement.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By: /s/ Xiaohong Feng
    Name: Xiaohong Feng
    Title: Chief Executive Officer

By: /s/ William Xin
    Name: William Xin
    Title: Chief Financial Officer (Principal Financial and Accounting Officer)